Securities and Exchange Commission
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)
                                     (Final)

                                   Rexel, Inc.
                            (Name of Subject Company)

                                Francois Pinault
                            S.C.A. Financiere Pinault
                   International Technical Distributors, Inc.
                                   Rexel S.A.


                                    (Bidders)

                              Common Stock, Par Value $1.00 Per Share

                         (Title of Class of Securities)

                                    969207109


                      (CUSIP Number of Class of Securities)

                   Pierre Chareyre, Rexel S.A., 25 rue de Clichy, 75009 Paris,
                              France
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                                 With copies to:
Jean-Francois Carreras, Esq.                 Joel A. Adler, Esq.
Sokolow, Dunaud, Mercadier & Carreras        McDermott, Will & Emery
55, avenue Kleber                            50 Rockefeller Plaza
75116 Paris, France                          New York, New York 10020-1605
011-33-1-53-65-70-00                       (212) 547-5400

                               David A. Katz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                                51 W. 52nd Street
                            New York, New York 10019
                                 (212) 403-1309

     y    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form which respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1)   Name of Reporting Person S.S. or I.R.S. Identification No. Of Person

     Rexel S.A. (foreign entity - no number available)
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions)

     WC, AF, BK
________________________________________________________________________________
5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

     [_]
________________________________________________________________________________
6)   Citizenship or Place of Organization

     France
________________________________________________________________________________
7)   Aggregate Amount Beneficially Owned by Each Reporting Person

     13,161,481 shares of common stock
________________________________________________________________________________
8) Check If the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)

     [_]
________________________________________________________________________________
9)   Percent of Class Represented by Amount in Row (7)

     100%, according to the Company's records as of December 30, 1997.
________________________________________________________________________________
10)  Type of Reporting Person (See Instructions)

     CO
________________________________________________________________________________





________________________________________________________________________________
1)   Name of Reporting Person S.S. or I.R.S. Identification No. Of Person

     S.C.A. Financiere Pinault (foreign entity - no number available)
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions)

     NA
________________________________________________________________________________
5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

     [_]
________________________________________________________________________________
6)   Citizenship or Place of Organization

     France
________________________________________________________________________________
7)   Aggregate Amount Beneficially Owned by Each Reporting Person

     13,161,481  shares of common stock
________________________________________________________________________________
8) Check If the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)

     [_]
________________________________________________________________________________
9)   Percent of Class Represented by Amount in Row (7)

     100%, according to the Company's records as of December 30, 1997.
________________________________________________________________________________
10)  Type of Reporting Person (See Instructions)

     CO
________________________________________________________________________________


________________________________________________________________________________
1)   Name of Reporting Person S.S. or I.R.S. Identification No. Of Person

     Francois Pinault (foreign individual - no number available)
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions)

     NA
________________________________________________________________________________
5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

     [_]
________________________________________________________________________________
6)   Citizenship or Place of Organization

     France
________________________________________________________________________________
7)   Aggregate Amount Beneficially Owned by Each Reporting Person

     13,161,481 shares of common stock
________________________________________________________________________________
8) Check If the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)

     [_]
________________________________________________________________________________
9)   Percent of Class Represented by Amount in Row (7)

     100%, according to the Company's records as of December 30, 1997.
________________________________________________________________________________
10)  Type of Reporting Person (See Instructions)

     IN

________________________________________________________________________________


     This filing constitutes Amendment No.16 to the Statement on Schedule 13D (this "Statement") filed by Rexel S.A., a societe anonyme organized under the laws of the Republic of France ("Parent"), International Technical Distributors, Inc., a New York corporation and a wholly owned subsidiary of Parent ("Purchaser"), S.C.A. Financiere Pinault, the ultimate corporate parent of Parent ("SFP"), and Francois Pinault, the Managing General Partner of SFP ("Pinault"). This Statement is being filed in connection with the completion of the merger of Purchaser with and into the Company.

Item 4.  Purpose of Transaction

     The foregoing item is supplemented as follows:

     The merger of Purchaser with and into the Company became effective on December 30, 1997.

Item 7.  Material to Be Filed as Exhibits

          (c)(14) Press release issued in New York by Rexel S.A. on December 22, 1997 (incorporated by reference to Exhibit (d)(20) of Amendment No. 3 to
Schedule 13E-3 of the Company et al dated December 30, 1997 ("Amendment No. 3").

          (c)(15) Certificate of Merger dated December 23, 1997 (incorporated by reference to Exhibit (d)(19) of Amendment No. 3).



REXEL S.A.                                   January 5, 1998



 By:     /s/ Alain Redheuil
 _______________________________
      Name:     Alain Redheuil
      Title:    Chairman & CEO


S.C.A. Financiere Pinault



 By:  /s/ Francois Pinault*
 _________________________________        /s/ Francois Pinault*
      Name:     Francois Pinault
      Title:    Managing General Partner




*By:  Emmanuel Cueff, Attorney-in-Fact